

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2012

Dylan Lohonen, President
Merrill Lynch Depositor, Inc.
One Bryant Park
New York, New York 10036

> **Re: Merrill Lynch Depositor, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 15, 2012**
> **File No. 333-182150**

Dear Mr. Lohonen:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Supplement

Matters under the Dodd-Frank Wall Street Reform and Consumer Protection Act, page S-22

1. We note you added disclosure to the prospectus supplement in response to comment 1 from our letter dated July 13, 2012. This disclosure indicates that the depositor reviewed "the disclosure" regarding the underlying securities and limited their review of the assets to "confirming whether the underlying securities satisfy the conditions of Rule 190 and reviewing "certain material terms" of the securities. It is unclear how the "limited" review conducted with respect to the underlying securities relates to the required disclosure regarding the asset. Please revise each prospectus supplement to clarify how the review conducted of the underlying securities related to the disclosure regarding the securities. See Securities Act Rule 193 and the Instruction to Item 1111(a)(7) of Regulation AB.

Registration Statement

Item 17. Undertakings, page II-3

2. We note that you included the undertaking under Item 512(l) of Regulation S-K which addresses the filing of static pool information required by Item 1105 of Regulation AB on an Internet Web site. We note that the accommodation to file the information required by Item 1105 on an Internet Web site only applies for filings with respect to asset-backed securities filed on or before June 30, 2012. See Rule 312 of Regulation S-T. Please revise your registration statement to remove this undertaking or tell us why it is not appropriate for you to do so.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Errett at (202) 551-3225 or me at (202) 551-3313 with any questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Acting Office Chief

cc: Michael A. Mazzuchi, Esq.
        Gleary Gottlieb Steen & Hamilton LLP